                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                   ---------

                        Mine Safety Appliances Company
 ................................................................................
                               (Name of Issuer)


                          Common Stock, no par value
 ................................................................................
                        (Title of Class of Securities)


                                  602720 10 4
 ................................................................................
                                (CUSIP Number)


                               John T. Ryan III
                        Mine Safety Appliances Company
                                 P.O. Box 426
                        Pittsburgh, Pennsylvania  15230
                                 (412)967-3000
 ................................................................................
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                August 2, 1995
 ................................................................................
                     (Date of Event which Requires Filing
                              of this Statement)


    Check the following box if a fee is being paid with this statement [X]


                                  ----------

CUSIP NO.  602720 10 4
- ----------------------


- --------------------------------------------------------------------------------
    1)  Name of Reporting Person, S.S No.  John T. Ryan III(###-##-####)
                                          --------------------------------------


- --------------------------------------------------------------------------------
    2)  Check the Appropriate Box if a Member of a Group

        (a)
           ---------------------------------------------------------------------

        (b)    X
           ---------------------------------------------------------------------


- --------------------------------------------------------------------------------
    3)  SEC Use Only
                    ------------------------------------------------------------


- --------------------------------------------------------------------------------
    4)  Source of Funds        OO
                       ---------------------------------------------------------


- --------------------------------------------------------------------------------
    5)  Check if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)
                             ---------------------------------------------------


- --------------------------------------------------------------------------------
    6)  Citizenship            U.S.A.
                   -------------------------------------------------------------


- --------------------------------------------------------------------------------
 Number of             (7)  Sole Voting Power                  216,003
 Shares Bene-                                -----------------------------------
   ficially            (8)  Shared Voting Power                555,745
 Owned by                                      ---------------------------------
 Reporting             (9)  Sole Dispositive Power             216,003
 Person                                           ------------------------------
 With                  (10) Shared Dispositive Power           555,745
                                                    ----------------------------


- --------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Reporting Person  771,748
                                                               -----------------


- --------------------------------------------------------------------------------
   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

        ------------------------------------------------------------------------


- --------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)     13.3%
                                                          ----------------------


- --------------------------------------------------------------------------------
   14)  Type of Reporting Person     IN
                                ------------------------------------------------

Item 1.  Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Mine Safety Appliances Company (the "Company"), P.O. Box 426, Pittsburgh, Pennsylvania 15230.


Item 2.  Identity and Background.

     (a) Name of Person Filing:  John T. Ryan III

     (b) Residence or Business Address: Mine Safety Appliances Company, P.O. Box 426, Pittsburgh, Pennsylvania 15230

     (c) Present Principal Occupation: President and Chief Executive Officer of the Company.

     (d) During the last five years, the undersigned has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the undersigned was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the undersigned was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship:  U.S.A.


Item 3.  Source and Amount of Funds or Other Consideration.

     The undersigned became a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock as a result of his qualification as an executor of the Estate of John T. Ryan, Jr. (the "Estate") on August 2, 1995. No funds or other consideration were paid in connection with his qualification as executor.


Item 4.  Purpose of Transaction.

     See Item 3. The undersigned does not presently have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer or the disposition of securities of the issuer, other than (i) grants of securities or grants and/or exercises of stock options under benefit plans of the Company in the ordinary course of business of the

         Company and (ii) the exercise of options held by the Estate and disposition of shares of Common Stock held by the Estate in the course of administering the Estate;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than any plans the Board of Directors may have to fill the seat left vacant by the death of John T. Ryan, Jr.;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities exchange;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

(a) The undersigned beneficially owns (as defined in Rule 13d-3) 771,748 shares of Common Stock, or 13.3% of the outstanding Common Stock, of which 9,903 are shares of Common Stock which the undersigned presently has a right to acquire directly under stock options granted by the Company and 200 are shares of Common Stock which the Estate presently has a right to acquire through options held by the Estate.

(b) With respect to the undersigned, see Items (7) through (10) on the cover page. The undersigned has sole voting and dispositive power over 128,860 shares of Common Stock and 9,903 options for shares of Common Stock that he owns directly, although 8,482 of such shares are restricted shares granted by the Company and are presently restricted as to dispositive power. The undersigned has sole voting and dispositive power over 77,240 shares of Common Stock for which he acts as a trustee under several trusts. Voting and dispositive power with respect to 17,500 shares held in another trust are shared with G. Donald Gerlach, as co-trustee. Voting and dispositive power with respect to 538,045 shares of Common Stock and options for 200 shares of Common Stock held in the Estate, of which the undersigned is co-executor, are shared with Mary Irene Ryan, as co-executor. The following information with respect to such co-trustee and co-executor is to the best knowledge and belief of the undersigned:

          G. Donald Gerlach is a citizen of the United States of America. His business address is 435 Sixth Avenue, Pittsburgh, Pennsylvania 15219. His present principal occupation is that of attorney and partner of Reed Smith Shaw & McClay (law firm), 435 Sixth Avenue, Pittsburgh, Pennsylvania 15219.

          Mary Irene Ryan is a citizen of the United States of America. Her business address is c/o John T. Ryan III, Mine Safety Appliances Company, P.O. Box 426, Pittsburgh, Pennsylvania 15230. Her present principal occupation is that of housewife.

          To the knowledge of the undersigned, neither of the above persons has within the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) The undersigned became a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock as a result of becoming qualified as a co-executor of the Estate on August 2, 1995. The following are the only transactions in Common Stock effected by the undersigned since 60 days prior to that date:

          (1) Gifts from and to the undersigned:

          Date          Shares
          ----          ------

          6/6/95        910 disposed
          7/24/95       180 acquired

          (2) Exercises of options for Common Stock held by the Estate on August 25, 1995, as follows:


                              Option Price
          Shares              Per Share
          ------              ------------

          200                 $43.875
          200                  47.125
          500                  40.427
          500                  44.000

(d) The undersigned holds an aggregate of 94,740 shares of Common Stock as trustee or co-trustee of several trusts. Receipt of dividends or proceeds from the sale of shares held in such trusts is for the benefit of the beneficiaries of such trusts. No beneficiary of such trusts presently has an interest in such dividends or proceeds amounting to more than 5% of the outstanding shares of such class. The undersigned also holds an aggregate of 538,245 shares of Common Stock as co-executor of the Estate. Receipt of dividends or proceeds from the sale of shares held in the Estate is for the beneficiaries of the Estate. No beneficiary of the Estate presently has an interest in such dividends or proceeds amounting to more than 5% of the outstanding shares of such class.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The undersigned is sole trustee of a number of trusts. As such trustee, the undersigned has the sole power to vote and dispose of the shares of Common Stock held by these trusts. The undersigned is also a co-trustee of a trust. The co-trustees have the power to vote and to dispose of the Common Stock held by the trust. The undersigned is also a co-executor of the Estate. The co-executors have the power to vote and to dispose of the Common Stock held by the Estate. The undersigned also is party to certain stock option or restricted stock agreements, as the case may be, with the Company with respect to the 9,903 option shares and 8,482 shares of restricted stock beneficially owned by him. The Estate also is party to a stock option agreement with the Company with respect to 200 option shares beneficially owned by the Estate.

Item 7.  Material to be filed as Exhibits.

     The 1987 Management Share Incentive Plan related to the 9,903 option shares and 8,482 restricted shares referred to in Item 6 above is hereby incorporated as an exhibit by reference to Exhibit 10(a) to the Form 10-K annual report for the Company for the fiscal year ended December 31, 1993.

     The 1990 Non-Employee Directors' Stock Option Plan related to the 200 option shares referred to in Item 6 above is hereby incorporated by reference to Exhibit 10(a) to the Form 10-Q quarterly report of the Company for the fiscal quarter ended June 30, 1994.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   /s/ John T. Ryan III
                                                  ------------------------------
                                                  John T. Ryan III


Date:  September 26, 1995
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                                  Page 8 of 8